June 2008
Amendment No. 1 dated June 3, 2008 to Preliminary Terms No. 665
Registration Statement No. 333-131266
Dated May 22, 2008
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Equities
Protected Absolute Return Barrier Notes due December 20, 2009
Based on the Value of the S&P 500® Index
Protected Absolute Return Barrier Notes provide principal protection as well as potential appreciation based on the absolute value of the return of the underlying index, but only if the underlying index remains within a specified range at all times during the term of the notes.  Consequently, you will receive a positive return whether the value of the underlying index on the index valuation date is higher or lower than the initial index value, as long as the value of the underlying index remains within the specified range at all times.
SUMMARY TERMS
Issuer:	Morgan Stanley	Issuer Ratings:	Moody’s: Aa3 / S&P: A+ (each negative outlook)*
Aggregate principal amount:	$
Stated principal amount:	$10 per note
Issue price:	$10 per note (see “Commissions and Issue Price” below)
Pricing date:	June , 2008
Original issue date:	June , 2008 (5 business days after the pricing date)
Maturity date:	December 20, 2009
Underlying index:	The S&P 500® Index (the “Index”)
Maturity redemption amount:	$10 + supplemental redemption amount (if any)
Supplemental redemption amount:	▪ If at all times during the observation period the index value is within the index range, $10 times the absolute index return;
▪ If at any time on any day during the observation period the index value is outside the index range, $0.
Maximum payment at maturity:	$11.90 to $12.10 (119% to 121% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Observation period:
The period of regular trading hours on each index business day on which there is no market disruption event with respect to the Index, beginning on, and including, the index business day following the pricing date and ending on, and including, the index valuation date.

Index value:
At any time on any day during the observation period, the value of the Index published at such time on such day on Bloomberg under ticker symbol “SPX,” or in the case of any successor index, the Bloomberg ticker for any such successor index.

Index range:	Any value of the Index that is:
▪ greater than or equal to , which is the initial index value x 79% to 81%; and
▪ less than or equal to , which is the initial index value x 119% to 121%
Absolute index return:	Absolute value of: (final index value – initial index value) / initial index value
Initial index value:	The closing value of the Index on the pricing date
Final index value:	The closing value of the Index on the index valuation date
Index valuation date:	December 17, 2009, subject to postponement for certain market disruption events.
Interest:	None
CUSIP:	617480421
Listing:
Application will be made to list the notes on the American Stock Exchange LLC under the ticker symbol “SLZ,” subject to meeting the listing requirements.  We do not expect to announce whether the notes will meet such requirements prior to the pricing of the notes.  If accepted for listing, the notes will begin trading on the day after the pricing date.

Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Note	$10	$0.175	$9.825
Total	$	$	$
(1)    The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $9.925 per note.  Please see “Syndicate Information” on page 6 for further details.
(2)    For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for protected absolute return barrier notes.
* On June 2, 2008, Standard & Poor's lowered the issuer's rating from 'AA-' to 'A+' and the rating remains on negative outlook. Both ratings listed above have been assigned to the issuer and reflect each rating agency's views of the likelihood that we will honor our obligation to pay the principal and the supplemental redemption amount, if any, payable under the terms of the notes at maturity and do not address the price at which the notes may be resold prior to maturity, which may be substantially less than the issue price of the notes. The ratings assigned by the rating agencies reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold the notes and are subject to revision or withdrawal at any time by such rating agencies in their sole discretion.  Each rating should be evaluated independently of any other rating.
YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.
  Prospectus Supplement for Protected Absolute Return Barrier Notes dated November 21, 2007
  Prospectus dated January 25, 2006
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

FWP: MSPRB1107002

Protected Absolute Return Barrier Notes due December 20, 2009
Based on the Value of the S&P 500 ® Index

Investment Overview

Protected Absolute Return Barrier Notes

The Protected Absolute Return Barrier Notes based on the Value of the S&P 500 Index (the “notes”) provide investors:

¡
the opportunity to gain exposure to the underlying index over the 18-month term of the notes while expressing no specific view on the underlying index — only the view that the underlying index will remain within the specified range during the observation period

¡	potential capped appreciation (119 to 121% of the stated principal amount) provided the underlying index remains with the specified range at all times during the observation period

¡	100% principal protection regardless of the performance of the underlying index

Maturity:	18 months

Maximum payment at maturity:	$11.90 to $12.10 (119% to 121% of the stated principal amount)

Principal protection:	100%

Payment at maturity:
$10 plus the supplemental redemption amount. The supplemental redemption amount will equal:

¡  If at all times during the observation period the index value is within the price range, $10 times the absolute price return; or

¡  If at any time on any day during the observation period the index value is outside the price range, $0.

S&P 500® Index Overview

The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s® Corporation, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.

Information as of market close on May 20, 2008.

Bloomberg Ticker Symbol:	SPX
Current Index Value:	1,413.40
52 Weeks Ago (on 5/21/2007):	1,525.10
52 Week Intraday High Index Value (on 10/09/2007):	1,565.15
52 Week Intraday Low Index Value (on 3/10/2008):	1,273.37

S&P 500 Index Historical Performance – Intraday Highs, Lows and Closes from January 3, 2003 to May 20, 2008

June 2008	Page 2

Protected Absolute Return Barrier Notes due December 20, 2009
Based on the Value of the S&P 500 ® Index

Key Investment Rationale

These Protected Absolute Return Barrier Notes provide principal protection as well as the potential for a return of up to 19% to 21% regardless of whether the Index appreciates or depreciates, as long as the Index remains within the index range at all times during the observation period.

Best Case Scenario
The index value remains within the index range at all times during the observation period and investors receive $10 times the absolute index return, subject to the maximum payment at maturity of $11.90 to $12.10 (119% to 121% of the stated principal amount) per note.  The actual maximum payment at maturity will be determined on the pricing date.  At maturity, investors will maximize their returns if, on the index valuation date, the absolute index return is 19% to 21% and the Index has remained within the index range at all times during the observation period.

Worst Case Scenario
The index value is outside the index range at any time on any day during the observation period and investors only receive the principal amount of their investment at maturity.  The notes are 100% principal protected.

Summary of Selected Key Risks (see page 9)

Structure Related Risks

¡	No interest payments

¡	If the index value moves outside the index range at any time on any day, the supplemental redemption amount will be zero

¡	Appreciation potential is limited

¡	Market value of notes may decline

Index Related Risks

¡	Adjustments to the Index could adversely affect the value of the notes

Secondary Market Related Risks

¡	Market price of the notes will be influenced by many unpredictable factors

¡	Secondary trading may be limited

¡	Inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices

¡	Hedging and trading activity could potentially affect the value of the notes

Other Risks

¡	Economic interests of the calculation agent may be potentially adverse to investor interests

¡	Investing in the notes is not equivalent to investing in the Index

¡	Credit risk to Morgan Stanley

June 2008	Page 3

Protected Absolute Return Barrier Notes due December 20, 2009
Based on the Value of the S&P 500 ® Index

Fact Sheet

The notes offered are senior unsecured obligations of Morgan Stanley, will pay no interest and have the terms described in the prospectus supplement and the prospectus, as supplemented or modified by these preliminary terms.  At maturity, an investor will receive for each $10 stated principal amount of notes that the investor holds, the $10 stated principal amount and a return, if any, based on the absolute value of the return of the Index and on whether the Index has remained within the index range at all times during the observation period.

Expected Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
June , 2008	June , 2008 (5 business days after the pricing date)	December 20, 2009, subject to postponement due to certain market disruption events

Key Terms
Issuer:	Morgan Stanley
Underlying index:	The S&P 500® Index (the “Index”)
Issue price:	$10 per note (see “Syndicate Information” on page 6)
Stated principal amount:	$10 per note
Interest:	None
Maturity redemption amount:	$10 + supplemental redemption amount (if any)
Supplemental redemption amount:
▪  If at all times during the observation period the index value is within the index range, $10 times the absolute index return; or
▪  If at any time on any day during the observation period the index value is outside the index range, $0.

Maximum payment at maturity:	$11.90 to $12.10 (119% to 121% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Observation period:
The period of regular trading hours on each index business day on which there is no market disruption event with respect to the Index, beginning on, and including, the index business day following the pricing date and ending on, and including, the index valuation date.

Index value:
At any time on any day during the observation period, the value of the Index published at such time on such day on Bloomberg under ticker symbol “SPX,” or in the case of any successor index, the Bloomberg ticker for any such successor index.

Index range:	Any value of the Index that is: ▪ greater than or equal to , which is the initial index value x 79% to 81%; and ▪ less than or equal to , which is the initial index value x 119% to 121%
Absolute index return:	Absolute value of: (final index value – initial index value) / initial index value
Initial index value:	The closing value of the Index on the pricing date
Final index value:	The closing value of the Index on the index valuation date
Index valuation date:	December 17, 2009, subject to postponement for certain market disruption events.
Postponement of maturity date:
If, due to a market disruption event or otherwise, the index valuation date is postponed so that it falls less than two scheduled business days prior to the scheduled maturity date, the maturity date will be the second scheduled business day following the index valuation date as postponed.

Risk factors:	Please see “Risk Factors” on page 9.

June 2008	Page 4

Protected Absolute Return Barrier Notes due December 20, 2009
Based on the Value of the S&P 500 ® Index

General Information
Listing:
Application will be made to list the notes on the American Stock Exchange LLC under the ticker symbol “SLZ,” subject to meeting the listing requirements.  We do not expect to announce whether the notes will meet such requirements prior to the pricing of the notes.  If accepted for listing, the notes will begin trading on the day after the pricing date.

CUSIP:	617480421
Minimum ticketing size:	100 notes
Tax considerations:
The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Long-term Notes.”  Under this treatment, if you are a U.S. taxable investor, you will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, even though no stated interest is payable on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes will be treated as ordinary income.  If the notes were priced on May 16, 2008, the “comparable yield” would be a rate of 4.2420% per annum, compounded semi-annually; however, the final comparable yield will be determined on the pricing date and may be different from the comparable yield set forth above.  Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $10) consists of a projected amount equal to $10.6376 due at maturity.  The actual comparable yield and the projected payment schedule for the notes will be updated in the final pricing supplement.  You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on the notes) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day-count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through December 31, 2008	$0.2121	$0.2121
January 1, 2009 through June 30, 2009	$0.2166	$0.4287
July 1, 2009 through the Maturity Date	$0.2089	$0.6376

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amount of the payment that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)

June 2008	Page 5

Protected Absolute Return Barrier Notes due December 20, 2009
Based on the Value of the S&P 500 ® Index

Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.
On or prior to the pricing date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the notes by taking positions in the component stocks of the Index, in futures or options contracts on the Index or on any component stocks of the Index listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging.  We cannot give any assurance that our hedging activity will not affect the value of the Index and, therefore, such activity may adversely affect the value of the notes or the payment you will receive at maturity.  For further information, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement.

ERISA:	See “ERISA” in the accompanying prospectus supplement.
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Syndicate Information
Issue price of the notes	Selling concession	Principal amount of notes for any single investor
$10.00	$0.175	<$999K
$9.9625	$0.13750	$1MM-$2.99MM
$9.94375	$0.11875	$3MM-$4.99MM
$9.925	$0.100	>$5MM

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the notes distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the notes.  We encourage you to read the accompanying prospectus supplement and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

June 2008	Page 6

Protected Absolute Return Barrier Notes due December 20, 2009
Based on the Value of the S&P 500 ® Index

How the Protected Absolute Return Barrier Notes Work

The table below illustrates the payment at maturity (including, where relevant, the payment of the supplemental redemption amount) for a $10 stated principal amount note for a hypothetical range of performance of the index return from -100% to +100% and assumes a hypothetical initial index value of 1,450, a hypothetical index range which includes all index values greater than or equal to the hypothetical initial index value times 80% and less than or equal to the hypothetical initial index value times 120% (the actual initial index value and the actual index range will be determined on the pricing date), and for the shaded rows, that the value of the index has remained within the index range at all times during the observation period.  In this example, the Index must move by more than 20% in either direction from the hypothetical initial index value before we would not pay you a supplemental redemption amount.

Index Value	Index Return	Supplemental Redemption Amount	Payment At Maturity	Return on Notes
2,900.00	100%	$0.00	$10.00	0%
2,175.00	50%	$0.00	$10.00	0%
1,754.50	21%	$0.00	$10.00	0%
1,740.00	20%	$2.00	$12.00	20%
1,682.00	16%	$1.60	$11.60	16%
1,624.00	12%	$1.20	$11.20	12%
1,566.00	8%	$0.80	$10.80	8%
1,508.00	4%	$0.40	$10.40	4%
1,479.00	2%	$0.20	$10.20	2%
1,450.00	0%	$0.00	$10.00	0%
1,421.00	-2%	$0.20	$10.20	2%
1,392.00	-4%	$0.40	$10.40	4%
1,334.00	-8%	$0.80	$10.80	8%
1,276.00	-12%	$1.20	$11.20	12%
1,218.00	-16%	$1.60	$11.60	16%
1,160.00	-20%	$2.00	$12.00	20%
1,145.50	-21%	$0.00	$10.00	0%
725.00	-50%	$0.00	$10.00	0%
0.00	-100%	$0.00	$10.00	0%

At maturity, the notes will pay at least 100% of the principal amount and have the potential to pay a supplemental redemption amount based on the value of the Index at the end of the observation period if the Index has remained within the index range throughout the entire observation period.

The following payment examples illustrate the potential returns on the notes at maturity based on the table above.

June 2008	Page 7

Protected Absolute Return Barrier Notes due December 20, 2009
Based on the Value of the S&P 500 ® Index

Payment Example 1
The level of the Index increases by 12% from the hypothetical initial index value of 1,450 to a final index value of 1,624, and the index value remains within the index range at all times throughout the observation period.  Accordingly, the supplemental redemption amount is equal to:

$10 x absolute value of [(1,624 – 1,450) / 1,450]  = $1.20

Payment at Maturity  = $11.20

Payment Example 2
The level of the Index decreases by 16% from the hypothetical initial index value of 1,450 to a final index value of 1,218, and the index value remains within the index range at all times throughout the observation period.  Accordingly, the supplemental redemption amount is equal to:

$10 x absolute value of [(1,218 – 1,450) / 1,450]  = $1.60

Payment at Maturity  = $11.60

Payment Example 3
The level of the Index decreases by 2% from the hypothetical initial index value of 1,450 to a final index value of 1,421, and the index value remains within the index range at all times throughout the observation period.  Accordingly, the supplemental redemption amount is equal to:

$10 x absolute value of [(1,421 – 1,450) / 1,450]  = $0.20

Payment at Maturity  = $10.20

Payment Example 4
The index value moves outside the index range at any time on any day during the observation period.  Because the index value has moved outside the index range, the supplemental redemption amount is equal to $0, and the payment at maturity is equal to only $10 per $10 stated principal amount regardless of the final index value.

Payment at Maturity  = $10.00

June 2008	Page 8

Protected Absolute Return Barrier Notes due December 20, 2009
Based on the Value of the S&P 500 ® Index

Risk Factors

The notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the notes.  Accordingly, investors should consult their own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of the investor’s particular circumstances.

The following is a non-exhaustive list of certain key risk factors for investors in the notes.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page S-16 of the prospectus supplement for protected absolute return barrier notes.

Structure Specific Risk Factors

¡
The notes do not pay interest.  Because the supplemental redemption amount may equal zero, the return on an investment in the notes may be zero and, therefore, less than the amount that would be paid on an ordinary debt security.  Unless the index value at maturity has sufficiently increased or decreased over the term of the notes, the overall return on the notes may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity.  The notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a supplemental redemption amount, if any, based on the closing value of the Index on the index valuation date and on whether the value of the Index remains within the index range throughout the observation period.

¡
No guarantee of supplemental redemption amount.  If at any time on any day during the observation period the value of the Index is outside the index range, no supplemental redemption amount will be paid and investors will receive only the principal amount of their investment at maturity.  An increase in Index volatility would increase the likelihood of the index value moving outside the index range at some point during the observation period, in which case investors will not receive any supplemental redemption amount at maturity.

¡
Appreciation potential is limited.  The appreciation potential of the notes is limited by the maximum payment at maturity of $11.90 to $12.10 per note, or 119% to 121% of the stated principal amount.  In no event will the supplemental redemption amount exceed $1.90 to $2.10 because if the final index value is less than 79% to 81% or greater than 119% to 121% of the initial index value, the Index will have moved outside the index range and your supplemental redemption amount will equal $0.

¡
Market value of notes may decline.  If at any time on any day during the observation period the value of the Index is outside the index range, the market value of each note will decline below the stated principal amount and will no longer be linked to the value of the Index.  If you try to sell your notes on the secondary market prior to maturity in these circumstances, you will receive less than the stated principal amount for each note.

Index Specific Risks Factors

¡
Adjustments to the Index could adversely affect the value of the notes.  The publisher of the Index may add, delete or substitute the stocks constituting the Index or make other methodological changes that could change the value of the Index.  The publisher of the Index may discontinue or suspend calculation or publication of the Index at any time.  Any of these actions could adversely affect the value of the notes.  Where the Index is discontinued, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

Secondary Market Specific Risk Factors

¡
Market price influenced by many unpredictable factors.  Several factors will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including the value and volatility of the Index, the dividend yield of the component securities of the Index, whether the value of the Index has been outside the index range at any time during the observation period, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the issuer.

June 2008	Page 9

Protected Absolute Return Barrier Notes due December 20, 2009
Based on the Value of the S&P 500 ® Index

¡
Secondary trading may be limited. There may be little or no secondary market for the notes.  Application will be made to list the notes on the American Stock Exchange LLC under the symbol “SLZ”.  For a security to be listed on the American Stock Exchange LLC, the requirements include, among other things, that there be 1 million units and 400 holders of such security.  However, it is not possible to predict whether the notes will meet the requirements for listing or trade in the secondary market, and we do not expect to announce whether or not the notes will meet those requirements prior to the pricing of the notes.  Because it is not possible to predict whether the market for the notes will be liquid or illiquid, you should be willing to hold your notes to maturity.

¡
Inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging the issuer’s obligations under the notes.

¡
Hedging and trading activity could potentially affect the value of the notes.  We expect that MS & Co. and other affiliates will carry out hedging activities related to the notes (and possibly to other instruments linked to the Index or its component stocks), including trading in the component stocks of the Index as well as in other instruments related to the Index.  Any of these hedging or trading activities during the term of the notes could potentially affect the value of the Index, including the final index value and whether the Index is outside the index range at any time during the observation period and, accordingly, the amount of cash investors will receive at maturity.

Other Risk Factors

¡
Economic interests of the calculation agent may be potentially adverse to the investors.  The calculation agent is an affiliate of the issuer.  Any determinations made by the calculation agent may affect the payout to investors at maturity.

¡
Not equivalent to investing in the Index.  Investing in the notes is not equivalent to investing in the Index or its component stocks.  Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the Index.

¡	Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the issuer. Any decline in the issuer’s credit ratings may affect the market value of the notes.

June 2008	Page 10

Protected Absolute Return Barrier Notes due December 20, 2009
Based on the Value of the S&P 500 ® Index

Information about the Underlying Index

S&P 500® Index

The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s® Corporation, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the SPX is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.  For additional information about the S&P 500® Index, see the information set forth under “Annex A—Underlying Indices and Underlying Index Publishers Information—The S&P 500® Index” in the accompanying prospectus supplement for protected absolute return barrier notes.

License Agreement between Standard & Poor’s® Corporation and Morgan Stanley.  “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  See “Annex A—Underlying Indices and Underlying Index Publishers Information—The S&P 500® Index” in the accompanying prospectus supplement for protected absolute return barrier notes.

Historical Information
The following table presents the published high and low closing values, as well as end-of-quarter closing values, of the Index from January 1, 2003 through May 20, 2008.  The closing value of the Index on May 20, 2008 was 1,413.40.  We obtained the closing values and other information below from Bloomberg Financial Markets, without independent verification.  You should not take the historical values of the Index as an indication of future performance.

S&P 500® Index	High	Low	Period End
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter (through May 20, 2008)	1,426.63	1,328.32	1,413.40

June 2008	Page 11